Exhibit 4.3

STOCKHOLDERS’ AGREEMENT

dated as of May 2, 2017

by and among

Roadrunner Transportation Systems, Inc.,

Elliott Associates, L.P.

and

Brockdale Investments LP

i

STOCKHOLDERS’ AGREEMENT

THIS STOCKHOLDERS’ AGREEMENT is entered into as of May 2, 2017, by and among Roadrunner Transportation Systems, Inc., a Delaware corporation (the “Company”), Elliott Associates, L.P., a Delaware limited partnership, and Brockdale Investments LP, a Delaware limited partnership (collectively, the “Stockholders”).

RECITALS

WHEREAS, the Company and the Stockholders have entered into the Investment Agreement, dated as of May 1, 2017, by and among the Company and the Stockholders (as it may be amended from time to time, the “Investment Agreement”), pursuant to which, among other things, the Company has agreed to issue and sell to the Stockholders and the Stockholders have agreed to purchase from the Company (the “Purchase”) (i) 155,000 shares of Series B Cumulative Redeemable Preferred Stock, par value $0.01 per share, of the Company (the “Series B Preferred Stock”), 55,000 shares of Series C Cumulative Redeemable Participating Preferred Stock, par value $0.01 per share, of the Company (the “Series C Preferred Stock”), 100 shares of Series D Cumulative Redeemable Participating Preferred Stock, par value $0.01 per share, of the Company (the “Series D Preferred Stock”), 90,000 shares of Series E Cumulative Redeemable Preferred Stock, par value $0.01 per share, of the Company (the “Series E Preferred Stock”) and 240,500 shares of Series F Cumulative Redeemable Preferred Stock, par value $0.01 per share, of the Company (the “Series F Preferred Stock” and, together with the Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock, the “Preferred Stock”), as set forth in the Certificate of Designations (as defined below) and (ii) the number of warrants set forth in the Warrant Agreement (as defined in the Investment Agreement) (the “Warrants”), exercisable for shares of common stock, par value $0.01 per share, of the Company (the “Common Stock”); and

WHEREAS, in connection with the Purchase, the Company and the Stockholders wish to set forth certain understandings between such parties, including with respect to certain governance matters.

AGREEMENT

NOW, THEREFORE, the parties agree as follows:

ARTICLE I

INTRODUCTORY MATTERS

Section 1.1    Defined Terms. In addition to the terms defined elsewhere herein, the following terms have the following meanings when used herein with initial capital letters:

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by or under common control with such Person; provided, that no portfolio company of any investment fund affiliated with Elliott Management Corporation (excluding, for the avoidance of doubt, the Elliott Parties) shall be deemed an Affiliate of any Elliott Party for purposes of this Agreement.

“Agreement” means this Stockholders’ Agreement, as the same may be amended, supplemented, restated or otherwise modified from time to time in accordance with the terms hereof.

“Attorney” has the meaning set forth in Section 4.3.

“Beneficially Own” and “Beneficial Ownership” has the meaning given such term in Rule 13d-3 promulgated under the Exchange Act, and a Person’s beneficial ownership of Capital Stock of any Person shall be calculated in accordance with the provisions of such rule, but without taking into account any contractual restrictions or limitations on voting or other rights; provided, however, that for purposes of determining beneficial ownership, a Person shall be deemed to be the beneficial owner of any security which may be acquired by such Person, whether within sixty (60) days or thereafter, upon the conversion, exchange or exercise of any warrants, options, rights or other securities.

“Board” means the board of directors of the Company.

“Board Observer” has the meaning set forth in the Series D Certificate of Designations.

“Business Day” means any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by Law to be closed in New York City.

“Bylaws” means the Second Amended and Restated Bylaws of the Company, as amended from time to time.

“Capital Stock” of any Person means any and all shares, interests (including partnership interests), rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) equity of such Person, including any preferred stock, but excluding any debt securities convertible into such equity.

“Certificate of Designations” means, collectively, the Series B Certificate of Designations, Series C Certificate of Designations, Series D Certificate of Designations and Series E Certificate of Designations.

“Certificate of Incorporation” means the Amended and Restated Certificate of Incorporation of the Company, as amended from time to time.

“Change of Control” means the occurrence, directly or indirectly, of any of the following:

(a)    any merger, sale, share exchange, consolidation, reorganization or other transaction or series of related transactions involving the Company after which holders of Common Stock immediately prior to such transaction do not own at least fifty percent (50%) of the combined voting power of the Voting Stock of the surviving entity;

(b)    any acquisition by any Person or Group (other than the Company or its Subsidiaries or any of the Stockholders and/or their Affiliates) of Beneficial Ownership of at least thirty-five percent (35%) of the combined voting power of the Voting Stock of the Company (or any successor or parent entity thereof) immediately following such acquisition;

(c)    any sale, lease or other disposition of all or substantially all of the assets of the Company and its Subsidiaries, taken as a whole; or

(d)    if, during any one (1) year period, individuals who, at the beginning of such period, were members of the Board (together with new members of the Board whose election or nomination was approved by such individuals or by any of the Stockholders and/or their Affiliates) cease for any reason (other than by actions taken by any of the Stockholders and/or their Affiliates) to constitute a majority of the Board in office.

“Closing” has the meaning set forth in the Investment Agreement.

“Closing Date” has the meaning set forth in the Investment Agreement.

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Common Stock” has the meaning set forth in the Recitals.

“Company” has the meaning set forth in the Preamble.

“Compliance Certificate” means a certificate signed by an officer of the Company certifying to the Total Preferred Leverage and the Total Net Senior Secured Leverage for the preceding fiscal quarter and setting forth supporting calculations thereof in reasonable detail.

“Control” (including its correlative meanings, “Controlled by” and “under common Control with”), when used with respect to any Person, means the possession, directly or indirectly, of the power to cause the direction of management or policies of such Person, whether through ownership of voting securities, by contract or otherwise.

“Designating Majority” means such Elliott Party, or any group of Elliott Parties collectively, then holding of record shares of Preferred Stock and/or shares of Common Stock representing a majority of the Equity Value represented by the shares of Preferred Stock and shares of Common Stock held of record by all Elliott Parties in the aggregate.

“Director” means any director of the Company.

“Disclosure Letter” has the meaning set forth in the Investment Agreement.

“Eligible Elliott Party” means (i) each Elliott Party that, individually or with its Affiliates, holds Preferred Stock with Preferred Aggregate Liquidation Value of at least $50,000,000 or (ii) Stockholders and any of their Affiliates that are transferees of shares of Preferred Stock transferred in accordance with Section 2.3, in each case to the extent they hold any shares of Series B Preferred Stock or Series C Preferred Stock.

“Elliott” means the Stockholders and their Affiliates.

“Elliott Parties” means the Stockholders and any transferees of shares of Preferred Stock transferred in accordance with Section 2.3.

“Equity Securities” means the equity securities of the Company, including the Preferred Stock and the Common Stock.

“Equity Value” means, as of any date of determination, the sum of (i) the Preferred Aggregate Liquidation Value plus (ii) the product of (x) the number of issued and outstanding shares of Common Stock multiplied by (y) the Trading Price.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, as the same may be amended from time to time.

“First Lien Notes” has the meaning set forth in Section 2.7(c).

“GAAP” means U.S. generally accepted accounting principles.

“Governmental Entity” means any transnational, multinational, domestic or foreign federal, state, provincial or local governmental, regulatory or administrative authority, instrumentality, department, court, arbitrator, agency, commission or official, including any political subdivision thereof, any state-owned or state-controlled enterprise, or any non-governmental self-regulatory agency, commission or authority.

“Group” means any “group” as such term is used in Section 13(d)(3) of the Exchange Act.

“HCI Parties” means Thayer Equity Investors V, L.P., TC Roadrunner-Dawes Holdings, L.L.C., TC Sargent Holdings, L.L.C., HCI Equity Partners III, L.P., and HCI Co-Investors III, L.P.

“Indebtedness” has the meaning set forth in the Investment Agreement.

“Information” has the meaning set forth in Section 3.3.

“Investment Agreement” has the meaning set forth in the Recitals.

“Law” means any statute, law, ordinance, treaty, rule, code, regulation or other binding directive issued, promulgated or enforced by any Governmental Entity.

“New ABL Facility” has the meaning set forth in the Investment Agreement.

“New Security” has the meaning set forth in Section 2.5(a).

“Nominating/Corporate Governance Committee” means the Nominating/Corporate Governance Committee of the Board.

“Permitted Divestiture” has the meaning set forth in Schedule 1.1 of the Disclosure Letter.

“Person” has the meaning given to it in Section 3(a)(9) of the Exchange Act and as used in Sections 13(d)(3) and 14(d)(2) of the Exchange Act.

“Preemptive Rights Portion” has the meaning set forth in Section 2.5(b).

“Preferred Aggregate Liquidation Value” means, as of any date of determination, the sum of (i) the aggregate Series B Liquidation Value, plus (ii) the aggregate Series C Liquidation Value, plus (iii) the aggregate Series D Liquidation Value, plus (iv) the aggregate Series E Liquidation Value, plus (v) the aggregate Series F Liquidation Value.

“Preferred Stock” has the meaning set forth in the Recitals.

“Preferred Stock Director” means a director of the Company elected by holders of Preferred Stock pursuant to the Certificate of Designations.

“Purchase” has the meaning set forth in the Recitals.

“Redemption” means (i) a “Redemption” as defined in the Series B Certificate of Designations, (ii) a “Redemption” as defined in the Series C Certificate of Designations, (iii) a “Redemption” as defined in the Series D Certificate of Designations, (iv) a “Redemption” as defined in the Series E Certificate of Designations, or (v) a “Redemption” as defined in the Series F Certificate of Designations.

“Registration Rights Agreement” means the Registration Rights Agreement, dated as of the date hereof, by and among the Company, the Stockholders and the HCI Parties.

“Representatives” has the meaning set forth in Section 3.3.

“SEC” means the U.S. Securities and Exchange Commission.

“Secured Notes” has the meaning set forth in Section 2.7(b).

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, as the same may be amended from time to time.

“Series B Certificate of Designations” means the Company’s Certificate of Designations, Preferences and Rights of Series B Cumulative Redeemable Preferred Stock.

“Series B Liquidation Value” has the meaning set forth in the definition of “Liquidation Value” in the Series B Certificate of Designations.

“Series B Preferred Stock” has the meaning set forth in the Recitals.

“Series C Certificate of Designations” means the Company’s Certificate of Designations, Preferences and Rights of Series C Cumulative Redeemable Participating Preferred Stock.

“Series C Liquidation Value” has the meaning set forth in the definition of “Liquidation Value” in the Series C Certificate of Designations.

“Series C Preferred Stock” has the meaning set forth in the Recitals.

“Series D Certificate of Designations” means the Company’s Certificate of Designations, Preferences and Rights of Series D Cumulative Redeemable Participating Preferred Stock.

“Series D Liquidation Value” has the meaning set forth in the definition of “Liquidation Value” in the Series D Certificate of Designations.

“Series D Preferred Stock” has the meaning set forth in the Recitals.

“Series E Certificate of Designations” means the Company’s Certificate of Designations, Preferences and Rights of Series E Cumulative Redeemable Preferred Stock.

“Series E Liquidation Value” has the meaning set forth in the definition of “Liquidation Value” in the Series E Certificate of Designations.

“Series E Preferred Stock” has the meaning set forth in the Recitals.

“Series F Certificate of Designations” means the Corporation’s Certificate of Designations, Preferences and Rights of Series F Cumulative Redeemable Preferred Stock.

“Series F Liquidation Value” means the “Liquidation Value”, as such term is defined in the Series F Certificate of Designations.

“Series F Preferred Stock” has the meaning set forth in the Recitals.

“Specified Elliott Party Holdings Amount” means, as of any date of determination and with respect to each Elliott Party, the sum of (i) the Preferred Aggregate Liquidation Value represented by the shares of Preferred Stock held by the applicable Elliott Party, plus (ii) the product of (x) the number of shares of Common Stock held, directly or indirectly, by such Elliott Party (assuming exercise of any Warrants held by such Elliott Party) multiplied by (y) the Trading Price.

“Specified Elliott Party Holdings Percentage” means, as of any date of determination and with respect to each Elliott Party, the quotient of (i) the applicable Specified Elliott Party Holdings Amount divided by (ii) the Equity Value.

“Stockholders” has the meaning set forth in the Preamble.

“Subsidiary” means, with respect to any Person, any corporation, limited liability company, partnership, association or other business entity of which: (i) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, representatives or trustees thereof is at the time owned or Controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof; or (ii) if a limited liability company, partnership, association or other business entity, a majority of the total voting power of stock (or equivalent ownership interest) of the limited liability company, partnership, association or other business entity is at the time owned or Controlled, directly or indirectly, by that Person or one or more Subsidiaries of that Person or a combination thereof.

“Total Net Senior Secured Leverage” means “Total Net Senior Secured Leverage” as defined in the Series B Certificate of Designations (regardless of whether or not any shares of Series B Preferred Stock are then outstanding).

“Total Preferred Leverage” means “Total Preferred Leverage” as defined in the Series B Certificate of Designations (regardless of whether or not any shares of Series B Preferred Stock are then outstanding).

“Trading Price” means, as of any date of determination, the greater of (i) the trading price of the shares of Common Stock as of such date and (ii) the volume weighted average price of the shares of Common Stock for the twenty (20) consecutive trading days prior to such date.

“Transaction Documents” means this Agreement, the Investment Agreement and the Registration Rights Agreement.

“Transfer” (including its correlative meanings, “Transferor”, “Transferee” and “Transferred”) means, with respect to any security, directly or indirectly, to sell, contract to sell, give, assign, hypothecate, pledge, encumber, grant a security interest, offer, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of (including through any hedging or other similar transaction) any economic, voting or other rights in or to such security; provided, however, that notwithstanding anything to the contrary in this Agreement, a Transfer shall not include the Transfer of limited partnership interests in the Stockholders or the Transfer of interests in any Elliott Party to any Person that is Controlled by the Stockholders or their respective Affiliates (provided, further, however, that any transaction that would result in any such Person ceasing to be Controlled by the Stockholders or their respective Affiliates shall be considered a Transfer). When used as a noun, “Transfer” shall have such correlative meaning as the context may require.

“Triggering Event” means (i) a “Triggering Event” as defined in the Series B Certificate of Designations, (ii) a “Triggering Event” as defined in the Series C Certificate of Designations, (iii) a “Triggering Event” as defined in the Series D Certificate of Designations, (iv) a “Triggering Event” as defined in the Series E Certificate of Designations or (v) a “Triggering Event” as defined in the Series F Certificate of Designations.

“True Up Payment” has the meaning set forth in Section 2.8.

“Voting Stock” means, with respect to any Person, Capital Stock of the class or classes pursuant to which the holders thereof have the general voting power under ordinary circumstances (determined without regard to any classification of directors) to elect one or more members of the board of directors (or similar governing body) of such Person (without regard to whether or not, at the relevant time, Capital Stock of any other class or classes (other than common equity) shall have or might have voting power by reason of the happening of any contingency).

“Warrants” has the meaning set forth in the Recitals.

Section 1.2    Construction. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rule of strict construction will be applied against any party. Unless the context otherwise requires: (a) “or” is disjunctive but not exclusive, (b) words in the singular include the plural, and in the plural include the singular, (c) the words “including”, “includes”, “included” and “include” are deemed to be followed by the words “without limitation” and (d) the words “hereof”, “herein”, and “hereunder” and words of similar import when used in this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement, and Section references are to this Agreement unless otherwise specified.

ARTICLE II

CORPORATE GOVERNANCE MATTERS

Section 2.1    Rights of Designating Majority. The Designating Majority agrees and undertakes to act in accordance with, and give effect to, the instructions of the Elliott Parties when exercising any and all of the rights given to the Designating Majority specified in this Agreement.

Section 2.2    [Intentionally omitted].

Section 2.3    Transferability. Any Transfer of any share of Preferred Stock to any Person other than any Affiliate of the Elliott Parties shall require the consent of the Company, unless (i) a Triggering Event has occurred and is continuing or (ii) such Transfer is to a Person not listed on Schedule 2.3 of the Disclosure Letter, in which case such consent shall not be required.

Section 2.4    Legend.

(a)    The Elliott Parties agree that all certificates or other instruments representing the shares of Preferred Stock and shares of Common Stock subject to this Agreement will bear legends substantially to the following effect:

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO TRANSFER AND OTHER RESTRICTIONS SET FORTH IN A STOCKHOLDERS’ AGREEMENT, DATED AS OF MAY 2, 2017, COPIES OF WHICH ARE ON FILE WITH THE SECRETARY OF THE ISSUER.

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE AND MAY NOT BE TRANSFERRED, SOLD, ASSIGNED, PLEDGED, HYPOTHECATED OR OTHERWISE DISPOSED OF IN A MANNER PROHIBITED UNDER SUCH STOCKHOLDERS’ AGREEMENT AND (A) PURSUANT TO A REGISTRATION STATEMENT RELATING THERETO THAT IS EFFECTIVE UNDER SUCH ACT AND APPLICABLE STATE SECURITIES LAWS OR (B) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER SUCH ACT OR SUCH LAWS.

(b)    Upon request of an Elliott Party, upon receipt by the Company of an opinion of counsel reasonably satisfactory to the Company to the effect that the second legend above is no longer required under the Securities Act and applicable state Laws, the Company shall promptly cause such second legend to be removed from any certificate for any shares of Preferred Stock or Common Stock to be Transferred in accordance with the terms of this Agreement.

Section 2.5    Preemptive Rights.

(a)    If the Company makes any non-public offering of any Equity Securities or any securities that are convertible or exchangeable into (or exercisable for) Equity Securities, including, for the purposes of this Section 2.5, warrants, options or other such rights (any such security, a “New Security”) (other than (1) pursuant to any employee or director benefit plan or the granting or exercise of employee stock options or other equity incentives pursuant to the Company’s stock incentive plans or employment or consulting arrangements with the Company or any of its Subsidiaries, (2) issuances in connection with any acquisition (by sale, merger in which the Company is the surviving corporation, or otherwise) by the Company of equity in, or assets of, a business, including any joint venture or strategic partnership or to financial institutions, commercial lenders, brokers/finders or any similar party in connection with the incurrence or guarantee of Indebtedness by the Company or any of its Subsidiaries, (3) issuances of any securities issued as a result of a stock split, stock dividend, reclassification or reorganization or similar event, (4) issuances of Equity Securities issued upon conversion, exchange or exercise of, or as a dividend on, any convertible securities of the Company issued prior to the date of the Investment Agreement, (5) issuances of Equity Securities upon conversion, exchange or exercise of, or as a dividend on, any Equity Securities issued after the date hereof in a transaction to which this Section 2.5 applied, (6) in connection with any offer or sale of any Equity Securities to the public pursuant to a registration statement effected in accordance with the Securities Act, and (7) issuances of Equity Securities or issuance of Equity Securities upon conversion, exchange or exercise of, or as a dividend on, any Equity Securities issued pursuant to an exception described in clauses (1) through (6) above), each Eligible Elliott Party shall be afforded the opportunity to acquire from the Company such Eligible Elliott Party’s Preemptive Rights Portion of such New Securities for the same price as that offered to the other purchasers of such Equity Securities or other securities; provided, that such Eligible Elliott Party shall not be entitled to acquire any New Securities pursuant to this Section 2.5 if the issuance of such New Securities to such Eligible Elliott Party would require approval of the stockholders of the Company as a result of any such Eligible Elliott Party’s status as an Affiliate of the Company, in which case, the Company may consummate the issuance of New Securities to other investors prior to obtaining approval of the stockholders of the Company but subject to the right of such Eligible Elliott Party to purchase additional New Securities up to its Preemptive Rights Portion of such issuance following approval of the stockholders of the Company; provided, further, that (x) the Company shall use its reasonable best efforts to obtain the approval of the stockholders of the Company to approve the issuance of the New Securities to such Eligible Elliott Party and (y) if the issuance of such New

Securities is to be effected via a private placement, the Company shall use its reasonable best efforts to obtain commitments from the purchasers of such New Securities to vote in favor of the issuance of such New Securities to such Eligible Elliott Party; provided, that the Company shall not be required to make any payment to such purchasers in exchange for such commitments.

(b)    Subject to the foregoing proviso, the amount of New Securities that each Eligible Elliott Party shall be entitled to purchase in the aggregate shall be determined by multiplying (1) the total number of such offered shares of New Securities by (2) the Specified Elliott Party Holdings Percentage of such Eligible Elliott Party (the “Preemptive Rights Portion”).

(c)    If the Company proposes to offer New Securities, it shall give the Eligible Elliott Parties written notice of its intention, describing the price (or range of prices), anticipated amount of securities, timing and other terms upon which the Company proposes to offer the same at least five (5) Business Days prior to such issuance; provided that, to the extent the terms of such offering cannot reasonably be provided five (5) Business Days prior to such issuance, notice of such terms may be given as promptly as practicable but in any event prior to such issuance. The Company may provide such notice to the Eligible Elliott Parties on a confidential basis prior to public disclosure of such offering. Each Eligible Elliott Party may notify the Company in writing at any time on or prior to the Business Day immediately prior to the date of such issuance (or, if notice of all such terms has not been given prior to the Business Day immediately prior to the date of such issuance, at any time prior to such issuance) whether such Eligible Elliott Party will exercise such preemptive rights and as to the amount of New Securities such Eligible Elliott Party desires to purchase, up to the maximum amount calculated pursuant to Section 2.5(b). Such notice to the Company shall constitute a binding commitment by the Eligible Elliott Party to purchase the amount of New Securities so specified at the price and other terms set forth in the Company’s notice to it. Subject to receipt of the requisite notice of such issuance, the failure of an Eligible Elliott Party to respond prior to the time a response is required pursuant to this Section 2.5(c) shall be deemed to be a waiver of such Eligible Elliott Party’s purchase rights under this Section 2.5 only with respect to the offering described in the applicable notice.

(d)    Each Eligible Elliott Party shall purchase the securities that it has elected to purchase concurrently with the related issuance of such securities by the Company; provided, that if such related issuance is prior to the tenth (10th) Business Day following the date on which such Eligible Elliott Party has notified the Company that it has elected to purchase securities pursuant to this Section 2.5, then such Eligible Elliott Party shall purchase such securities within ten (10) Business Days following the date of the related issuance; and provided, further, that the deadlines set forth in this sentence shall be extended to the extent necessary to secure any required approvals or consents or for the expiration of any applicable regulatory waiting periods. If the proposed issuance by the Company of securities which gave rise to the exercise by the Eligible Elliott Parties of their preemptive rights pursuant to this Section 2.5 shall be terminated or abandoned by the Company without the issuance of any securities, then the purchase rights of any Eligible Elliott Party pursuant to this Section 2.5 shall also terminate as to such proposed issuance by the Company (but not any subsequent or future issuance), and any funds in respect thereof paid to the Company by any Eligible Elliott Party in respect thereof shall be refunded in full.

(e)    In the case of the offering of securities for consideration in whole or in part other than cash, including securities acquired in exchange therefor (other than securities by their terms so exchangeable), the consideration other than cash shall be deemed to be the fair value thereof as reasonably determined by the Board; provided, however, that such fair value as determined by the Board shall not exceed the aggregate market price of the securities being offered as of the closing date of such offering (which market price shall be deemed to be the Trading Price with respect to an offering of Common Stock).

(f)    The election by any Eligible Elliott Party not to exercise its subscription rights under this Section 2.5 in any one instance shall not affect its right as to any subsequent proposed issuance.

(g)    The Company and the Eligible Elliott Parties shall cooperate in good faith to facilitate the exercise of the Eligible Elliott Parties’ rights pursuant to this Section 2.5, including using reasonable best efforts to secure any required approvals or consents.

Section 2.6    Compliance with Certificate of Designations.

(a)     The Company agrees to comply with all terms of the Certificate of Designations to the same extent as if such terms were incorporated into this Agreement, including without limitation, all obligations applicable upon any Triggering Event until all Preferred Stock is no longer outstanding and all payment obligations are satisfied in respect of same.

(b)    In the event that the Company fails for any reason to appoint Triggering Event Directors (as defined in the Certificate of Designations) within 90 days following a Triggering Event, the Company shall, upon the request of any Eligible Elliott Party, delist its Common Stock from any securities exchange or inter-dealer quotation system in accordance with the rules thereof.

Section 2.7    Alternative Structure; Exchange.

(a)    If, subsequent to the Closing, the Company requests to restructure the Series B Preferred Stock, Series C Preferred Stock and/or Series D Preferred Stock as subordinated debt in order to obtain tax efficiencies, the Elliott Parties shall work in good faith with the Company to achieve such structure to the extent such structure can be affected in a manner that is not adverse in any material respect to any Elliott Party.

(b)    Following the Closing, the Company and the Elliott Parties shall in good faith discuss terms under which the shares of Series E Preferred Stock (and any Series F Preferred Stock that remains outstanding following a Refinancing (as defined in the Investment Agreement)) may be exchanged for secured notes having the terms described on Exhibit A hereto (“Secured Notes”).

(c)    If the New ABL Facility is not entered into within ninety (90) days following the Closing Date, then promptly following such date, the Company and the Elliott Parties shall exchange the shares of Series F Preferred Stock then outstanding for first lien secured notes having the terms described on Exhibit B hereto (“First Lien Notes”).

Section 2.8    Change of Control Transactions. In the event that (i) the Company (x) effects a Redemption and (ii) within twelve (12) months following such Redemption the Company consummates any Change of Control transaction, contemporaneously with the consummation of such Change of Control transaction, the Company shall make a cash payment (a “True Up Payment”) to each holder of shares of Preferred Stock redeemed in such Redemption in a per share amount equal to the excess (if any) of (1) the per share redemption price that would have been paid in the event such redemption occurred immediately following consummation of such Change of Control transaction, over (2) the sum of (I) the per share price actually paid in connection with such Redemption, plus (II) the per share amount of any True Up Payments previously paid with respect to such Redemption.

Section 2.9    Resignation of Preferred Stock Directors.

(a)    At any time that the Elliott Parties no longer have the right to nominate and elect two (2) Preferred Stock Directors pursuant to Section 9(c)(i)(A) of the Series D Certificate of Designations, the Elliott Parties shall cause at least one (1) Preferred Stock Director to promptly resign as a director of the Company if the Elliott Parties have two (2) Preferred Stock Directors serving on the Board at such time.

(b)    Subject to Section 9(c)(i)(A) of the Series D Certificate of Designations, at any time that the Elliott Parties no longer have the right to nominate and elect one (1) Preferred Stock Director pursuant to Section 9(c)(i)(B) of the Series D Certificate of Designations, the Elliott Parties shall cause all then-serving Preferred Stock Directors to promptly resign as directors of the Company.

ARTICLE III

INFORMATION

Section 3.1    Books and Records; Access. The Company shall, and shall cause its Subsidiaries to, upon the Eligible Elliott Parties’ reasonable request and upon reasonable prior notice to the Company, permit the Eligible Elliott Parties and their designated representatives to review the books and records of the Company or any of such Subsidiaries and to discuss the affairs, finances and condition of the Company or any of such Subsidiaries with the officers of the Company or any such Subsidiary; provided, however, that (i) such access shall not unreasonably disrupt the operations of the Company or any of its Subsidiaries, (ii) such review and discussion shall occur no more than twice during any fiscal year, and (iii) the Company shall not be required to disclose any privileged information of the Company so long as the Company has used commercially reasonable efforts to enter into an arrangement pursuant to which it may provide such information to the Eligible Elliott Parties without the loss of any such privilege.

Section 3.2    Certain Reports. The Company shall deliver or cause to be delivered to the Eligible Elliott Parties, at their request:

(a)    commencing with the fiscal year ending December 31, 2017, as soon as available and in any event no later than the earlier of (i) fifteen (15) days after the date that the Company is or would be required to file its annual report with the SEC as part of the Company’s periodic reporting and (ii) one hundred-five (105) days after the end of each fiscal year of the Company, audited statements of income and cash flows of the Company and its Subsidiaries for such fiscal year, and audited balance sheets of the Company and its Subsidiaries as of the end of such fiscal year, in each case prepared in all material respects in accordance with GAAP, consistently applied;

(b)    commencing with the quarter ending June 30, 2017, as soon as available and in any event no later than the earlier of (i) ten (10) days after the date that the Company is or would be required to file the Company’s quarterly report with the SEC as part of the Company’s periodic reporting and (ii) fifty-five (55) days after the end of any of the first three fiscal quarters of each fiscal year of the Company, unaudited statements of income and cash flows of the Company and its Subsidiaries for such quarterly period (as well as unaudited statements of income of the Company and its Subsidiaries for the period from the beginning of the fiscal year to the end of such quarter) and unaudited balance sheets of the Company and its Subsidiaries as of the end of such quarterly period;

(c)    operating and capital expenditure budgets and periodic information packages relating to the operations and cash flows of the Company and its Subsidiaries that are provided to the Board or the board of directors of the Company’s Subsidiaries;

(d)    on each date on which financial statements are required to be delivered pursuant to Section 3.2(a) and Section 3.2(b), a Compliance Certificate with respect to the applicable fiscal quarter; and

(e)    such other information as may be reasonably requested by the Eligible Elliott Parties, including for purposes of compliance with reporting (including tax reporting), regulatory or other legal requirements applicable to the Eligible Elliott Parties or their direct or indirect investors; provided, however, that (i) the Company shall not be required to provide any reports or information to the extent it would unreasonably disrupt the operations of the Company or any of its Subsidiaries and (ii) the Company shall not be required to disclose any privileged information of the Company so long as the Company has used commercially reasonable efforts to enter into an arrangement pursuant to which it may provide such information to the Eligible Elliott Parties without the loss of any such privilege.

Section 3.3    Confidentiality. The Stockholders and each Elliott Party will hold, and will cause (x) their respective Affiliates and their respective directors, managers, officers, employees, agents, consultants, auditors, attorneys, financial advisors, financing sources and other consultants and advisors (“Representatives”) and (y) the Preferred Stock Directors and any Board Observer to hold, in strict confidence, unless disclosure to a regulatory authority is necessary in connection with any necessary regulatory approval, examination or inspection or unless disclosure is required by judicial or administrative process or by other requirement of Law or the applicable requirements of any regulatory agency or relevant stock exchange (in which case, other than in connection with a disclosure in connection with a routine audit or examination by, or document request from, a regulatory or self-regulatory authority, bank examiner or auditor, the party disclosing such information shall provide the Company with prior written notice of such permitted disclosure), all non-public records, books, contracts, instruments, computer data and other data and information (collectively, “Information”) concerning the Company or any of its Subsidiaries furnished to it by or on behalf of the Company or any of its Subsidiaries pursuant to this Agreement (except to the extent that such information can be shown by the party receiving such Information to have been (1) previously known by such party from other sources; provided that such source was not known by such party to be bound by a contractual, legal or fiduciary obligation of confidentiality to the furnishing party, (2) in the public domain through no violation of this Section 3.3 by such party or (3) later lawfully acquired from other sources by the party to which it was furnished), and no such party shall release or disclose such Information to any other person, except its Representatives; provided further, that nothing herein, or in any confidentiality agreement with the Company entered into prior to the date hereof, shall prevent the Stockholders from disclosing Information on a confidential basis (subject to the receipt by the Company of customary confidentiality undertakings from each applicable recipient of Information) to (i) its or any of its Affiliates’ Representatives or direct or indirect limited partners or their respective Representatives, (ii) in connection with any syndication of any indirect equity interest in the Company issued by Stockholders or any of their respective Affiliates to any prospective limited partners, or other equity investors and/or their respective Representatives or (iii) any proposed transferee of any shares of Preferred Stock owned by any of the Elliott Parties in connection with any Transfer that is not prohibited under this Agreement.

ARTICLE IV

GENERAL PROVISIONS

Section 4.1    Termination. This Agreement shall terminate on the earlier to occur of (i) such time as the Elliott Parties cease to own any shares of Preferred Stock, and (ii) the delivery of a written notice by the Designating Majority to the Company requesting that this Agreement terminate; provided that Section 2.8 shall survive until twenty-four (24) months after the date upon which no Elliott Party owns any Preferred Stock.

Section 4.2    Notices. Any notice, designation, request, request for consent or consent provided for in this Agreement shall be in writing and shall be either sent by facsimile or email, personally delivered, mailed first class mail (postage prepaid) or sent by reputable overnight courier service (charges prepaid) to the Company at the address set forth below and to any other recipient at the address indicated on the Company’s records, or at such address or to the attention of such other Person as the recipient party has specified by prior written notice to the sending party. Notices and other such documents will be deemed to have been given or made hereunder when sent by facsimile or email (receipt confirmed), delivered personally, five (5) days after deposit in the U.S. mail and one (1) day after deposit with a reputable overnight courier service.

The Company’s address is:

Roadrunner Transportation Systems, Inc.

4900 South Pennsylvania Ave.

Cudahy, WI 53110

Attn:      Curtis W. Stoelting

Fax:       (630) 968-0509

Email:    cstoelting@rrts.com

with a copy to (which copy alone shall not constitute notice):

Greenberg Traurig, LLP

2375 E. Camelback Road

Suite 700

Phoenix, Arizona 85016

Attn:       Bruce E. Macdonough

Fax:        (602) 445-8618

Email:    macdonoughb@gtlaw.com

Stockholders’ and the Elliott Parties’ address is:

c/o Elliott Management Corporation

40 West 57th Street

New York, NY 10019

Attn:      Elliot Greenberg

Fax:       (212) 478-2371

Email:    egreenberg@elliottmgmt.com

with a copy to (which copy alone shall not constitute notice):

Debevoise & Plimpton LLP

919 Third Avenue

New York, New York 10022

Attn:      Kevin M. Schmidt

Fax:       (212) 521-7178

Email:    kmschmidt@debevoise.com

Section 4.3    Amendment; Waiver. This Agreement may be amended, supplemented or otherwise modified only by a written instrument executed by the Company and the other parties hereto and each of the Elliott Parties other than the Designating Majority hereby appoints the Designating Majority as its attorney in fact (the “Attorney”) for and in the name of and on behalf of such party to negotiate and approve any amendments, supplements or modifications to this Agreement (including any change of parties thereto) as the Attorney shall think necessary, advisable, convenient or otherwise desirable and to approve, complete, amend and execute and deliver, on behalf of and in the name of such party, any document which effects or otherwise evidences such amendment, supplement or modification. The Company shall be entitled to rely on any and all action taken by the Designating Majority under this Agreement without any liability to, or obligation to inquire of, any of the Elliott Parties. Neither the failure nor delay on the part of any party hereto to exercise any right, remedy, power or privilege under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any right, remedy, power or privilege preclude any other or further exercise of the same or of any other right, remedy, power or privilege, nor shall any waiver of any right, remedy, power or privilege with respect to any occurrence be construed as a waiver of such right, remedy, power or privilege with respect to any other occurrence. No waiver shall be effective unless it is in writing and is signed by the party asserted to have granted such waiver.

Section 4.4    Further Assurances. The parties hereto will sign such further documents, cause such meetings to be held, resolutions passed, exercise their votes and do and perform and cause to be done such further acts and things necessary, proper or advisable in order to give full effect to this Agreement and every provision hereof. To the fullest extent permitted by Law, the Company shall not directly or indirectly take any action that is intended to, or would reasonably be expected to result in, Elliott or any Elliott Party being deprived of the rights contemplated by this Agreement. Without limiting the foregoing, the Company shall (i) comply with the terms and provisions of the Certificate of Designations and (ii) not take or fail to take any actions that would violate any terms or provisions of the Certificate of Designations.

Section 4.5    Assignment. This Agreement will inure to the benefit of and be binding on the parties hereto and their respective successors and permitted assigns. This Agreement may not be assigned without the express prior written consent of the other parties hereto, and any attempted assignment, without such consents, will be null and void; provided that rights and obligations of the Elliott Parties hereunder (except the rights and obligations set forth in Section 2.5) may be assigned to the transferee of shares of Preferred Stock transferred in accordance with Section 2.3.

Section 4.6    Governing Law. This Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware.

Section 4.7    Jurisdiction; Waiver of Jury Trial. The parties hereby irrevocably and unconditionally consent to submit to the exclusive jurisdiction of the state and federal courts located in the Borough of Manhattan, State of New York for any actions, suits or proceedings arising out of or relating to this Agreement and the transactions contemplated hereby. The parties hereby irrevocably and unconditionally consent to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such action, suit or proceeding and irrevocably waive, to the fullest extent permitted by Law, any objection that they may now or hereafter have to the laying of the venue of any such action, suit or proceeding in any such court or that any such action, suit or proceeding which is brought in any such court has been brought in an inconvenient forum. Process in any such action, suit or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in this Section 4.7 shall be deemed effective service of process on such party. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 4.8    Specific Performance. Each party hereto acknowledges and agrees that in the event of any breach of this Agreement by any of them, the other parties hereto would be irreparably harmed and could not be made whole by monetary damages. Each party accordingly agrees to waive the defense in any action for specific performance that a remedy at law would be adequate and agrees that the parties, in addition to any other remedy to which they may be entitled at law or in equity, shall be entitled to specific performance of this Agreement without the posting of bond.

Section 4.9    Entire Agreement. This Agreement (together with the other Transaction Documents) sets forth the entire understanding of the parties hereto with respect to the subject matter hereof. There are no agreements, representations, warranties, covenants or understandings with respect to the subject matter hereof or thereof other than those expressly set forth herein and therein. This Agreement supersedes all other prior agreements and understandings between the parties with respect to such subject matter.

Section 4.10    Severability. If any provision of this Agreement, or the application of such provision to any Person or circumstance or in any jurisdiction, shall be held to be invalid or unenforceable to any extent, (i) the remainder of this Agreement shall not be affected thereby, and each other provision hereof shall be valid and enforceable to the fullest extent permitted by Law, (ii) as to such Person or circumstance or in such jurisdiction such provision shall be reformed to be valid and enforceable to the fullest extent permitted by Law and (iii) the application of such provision to other Persons or circumstances or in other jurisdictions shall not be affected thereby.

Section 4.11    Table of Contents, Headings and Captions. The table of contents, headings, subheadings and captions contained in this Agreement are included for convenience of reference only, and in no way define, limit or describe the scope of this Agreement or the intent of any provision hereof.

Section 4.12    Counterparts. This Agreement and any amendment hereto may be signed in any number of separate counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one Agreement (or amendment, as applicable).

Section 4.13    Effectiveness. This Agreement shall become effective upon the Closing Date.

[The remainder of this page was intentionally left blank.]

IN WITNESS WHEREOF, the parties hereto have executed this Stockholders’ Agreement on the day and year first above written.

COMPANY

ROADRUNNER TRANSPORTATION SYSTEMS, INC.

By:	/s/ Curtis W. Stoelting
	Name:	Curtis W. Stoelting
	Title:	Chief Executive Officer

[Signature Page to Stockholders’ Agreement]

STOCKHOLDER

ELLIOTT ASSOCIATES, L.P.

By:	Elliott Capital Advisors, L.P., its General Partner

By:	Braxton Associates, Inc., its General Partner

By:	/s/ Elliot Greenberg
	Name:	Elliot Greenberg
	Title:	Vice President

[Signature Page to Stockholders’ Agreement]

STOCKHOLDER

BROCKDALE INVESTMENTS LP

By:	Middleton International Limited, its General Partner

By:	/s/ Elliot Greenberg
	Name:	Elliot Greenberg
	Title:	Vice President

[Signature Page to Stockholders’ Agreement]

Exhibit A

Terms of Secured Notes

Facilities	Secured notes in exchange for the shares of Series E Preferred Stock and/or Series F Preferred Stock, as applicable, in a principal amount equal to the accreted Series E Liquidation Value or Series F Liquidation Value, as applicable, of the shares being exchanged (the note facility, the “Secured Facility”; the notes issued thereunder, the “Secured Notes”). Upon the Company’s reasonable request, the Secured Facility will accommodate both term loan and revolving borrowing components.

Final Maturity and Amortization	The Secured Notes will mature on the date that is five and one-half years after the closing date, with no amortization and all amounts outstanding thereunder payable on the fifth and one-half anniversary of the closing date.

Interest Rate and Ticking Payment

Interest on the Secured Notes shall be payable in arrears on each interest payment date in cash at the rate that is equal to the sum of Adjusted LIBOR plus 11.50% per annum (the interest referred to in this clause (x), “Cash Interest”); provided that the Company may, at its option, elect by notice to the Stockholders to pay 6.75% per annum of such interest by increasing the outstanding principal amount of the Secured Notes on the relevant interest payment date by the amount of interest accrued at the rate of 6.75% per annum from the immediately preceding interest payment date (or, the closing date, in the case of the first interest payment date) until such interest payment date (the interest referred to in this proviso, “PIK Interest”).

Calculation of interest shall be on the basis of the actual days elapsed in a year of 360 days, and interest shall be payable (i) in the case of Cash Interest, at the end of each interest period and, in any event, at least every three (3) months and (ii) in the case of PIK Interest, quarterly in arrears.

Default Rate	At any time when the Company is in default in the payment of any amount under the Secured Facility (including any default in payment following acceleration, whether pursuant to a bankruptcy proceeding or otherwise), such overdue amounts shall bear interest at 2.50% per annum above the rate otherwise applicable thereto. In addition, in the case of a bankruptcy default, any overdue amounts shall bear additional interest at 2.0% per annum above the rate otherwise applicable thereto (including, for the avoidance of doubt, pursuant to the foregoing sentence). All such default interest shall to the extent permitted by law be payable on demand.

Guarantee and Security; Intercreditor Agreement	Each person that currently guarantees indebtedness under the existing credit facility (the “Existing Credit Facility”) or that will guarantee indebtedness under the New ABL Facility will guarantee jointly and severally on a secured basis all obligations under the Secured Facility. The Secured Facility will be secured by liens on all of the assets (including capital stock, real estate, vehicles, aircraft and intellectual property) that secure the New ABL Facility unless otherwise

A-1

agreed by holders of Series E Preferred Stock and Series F Preferred Stock as contemplated by Section 2.7(b) of the Stockholders’ Agreement.

The relative priority of security interests and relative rights of the lenders under the New ABL Facility and the purchasers under the Secured Facility shall be subject to intercreditor arrangements set forth in a customary intercreditor agreement (the “Intercreditor Agreement”) that takes into account the size and business practices of the company, similarly-sized debt facilities as the New ABL Facility and the Secured Facility (including a customary anti-layering provision), and is reasonably acceptable to the lenders under the New ABL Facility, the Stockholders and the Company. The Intercreditor Agreement will also include (i) a cap on any “DIP” financing (after taking into account any authorization to use petition date balance sheet cash) permitted thereunder in an amount to be agreed, (ii) customary limitations on amendments to the New ABL Facility to be agreed, and (iii) a customary purchase option in favor of the purchasers under the Secured Facility with respect to the obligations under the New ABL Facility on terms to be agreed.

Voluntary & Mandatory Redemptions	Voluntary redemptions of Secured Notes issued under the Secured Facility will be permitted at any time, in minimum principal amounts to be agreed. All voluntary redemptions and mandatory redemptions made with proceeds from non-permitted indebtedness will be subject to the prepayment premiums to be agreed. The Secured Notes will be subject to mandatory redemption as usual and customary for facilities of this type.

Documentation	The definitive documentation for the Secured Facility (the “Documentation”) will be negotiated in good faith and will contain terms and provisions usual and customary for facilities of this type (taking into account the terms and provisions of the New ABL Facility), and will take into account and be modified fully as appropriate to reflect the terms set forth in this Schedule and such other changes as may be reasonably requested by the Stockholders.

Financial Covenants	None.

Affirmative and Negative Covenants	The non-financial affirmative and negative covenants shall be usual and customary for secured facilities of this type.

Events of Default	Events of Default shall be usual and customary for secured facilities of this type.

Expenses	Expenses of holders to be reimbursed by the Company, subject to a cap to be agreed.

Assignments	The Secured Notes may be assigned separately from the shares of Preferred Stock, Common Stock and Warrants. Any assignments of the Secured Notes to any person other than any affiliate of Stockholders will be subject to the same transfer restrictions applicable to shares of Preferred Stock and the Company shall receive notice of any transfer.

A-2

Exhibit B

Terms of First Lien Notes

First Lien Facility	First lien secured notes in exchange for the Preferred F Shares in a principal amount equal to the accreted Liquidation Value of the Preferred F Shares being exchanged (the note facility, the “First Lien Facility”; the notes issued thereunder, including the additional notes referred to below, the “First Lien Notes”). Additional First Lien Notes in an aggregate principal amount of up to $40.0 million shall be made available by the Investor at the request of the Company. Availability of such additional First Lien Notes will be conditioned solely upon: delivery of notice, pro forma compliance with the financial covenants, accuracy of representations and warranties in all material respects and absence of defaults.

Final Maturity and Amortization	The First Lien Notes will mature on July 9, 2019, and shall amortize commencing with the quarter ending December 31, 2017 in equal quarterly installments equal to $1,375,000, with the balance payable on the maturity date.

Interest Rate and Ticking Payment

Interest on the First Lien Notes shall be payable in arrears on each interest payment date in cash at the rate that is equal to the sum of Adjusted LIBOR plus 11.25% per annum.

Calculation of interest shall be on the basis of the actual days elapsed in a year of 360 days, and interest shall be payable at the end of each interest period and, in any event, at least every three (3) months.

Default Rate	At any time when the Company is in default in the payment of any amount under the First Lien Facility (including any default in payment following acceleration, whether pursuant to a bankruptcy proceeding or otherwise), such overdue amounts shall bear interest at 2.50% per annum above the rate otherwise applicable thereto. In addition, in the case of a bankruptcy default, any overdue amounts shall bear additional interest at 2.0% per annum above the rate otherwise applicable thereto (including, for the avoidance of doubt, pursuant to the foregoing sentence). All such default interest shall to the extent permitted by law be payable on demand.

Guarantee and Security	Each person that currently guarantees indebtedness under the Existing Credit Facility will guarantee jointly and severally on a secured basis all obligations under the First Lien Facility. The First Lien Facility will be secured by a first priority perfected lien on all assets of the Company and the guarantors, including but not limited to receivables, vehicles and aircraft.

Voluntary & Mandatory Redemptions	Voluntary redemptions of First Lien Notes issued under the First Lien Facility will be permitted at any time, in minimum principal amounts to be agreed. All voluntary redemptions and mandatory redemptions may be made without premium or penalty other than LIBOR breakage costs.

The First Lien Notes shall be redeemed with the Net Cash Proceeds (to be defined consistent with “Documentation” below) realized by a Prepayment Event. For purposes hereof, “Prepayment Event” shall be defined consistent with “Documentation” below.

Documentation	The definitive documentation for the First Lien Facility (the “Documentation”) will be negotiated in good faith and will be substantially similar to the Existing Credit Agreement, and will take into account and be modified fully as appropriate to reflect the terms set forth in this Term Sheet and such other changes as may be reasonably requested by the Investor.

Representations	The representations and warranties shall be substantially similar to those representations and warranties contained in the Existing Credit Facility, with such other changes as may be reasonably requested by the Investor.

Financial Covenants

Total Leverage Ratio financial covenant substantially similar to those contained in the Existing Credit Facility (taking into account the financial definitions in Series B Certificate of Designations (regardless of whether or not any shares of Series B Preferred Stock are then outstanding)) to be tested at the end of each fiscal quarter not to exceed 4.00:1.00 for the four fiscal quarter period ending September 30, 2017, 3.75:1.00 for the four fiscal quarter period ending December 31, 2017 and 3.50:1.00 for each four fiscal quarter period ending thereafter.

Minimum Fixed Charge Coverage Ratio financial covenant substantially similar to those contained in the Existing Credit Facility (taking into account the financial definitions in Series B Certificate of Designations (regardless of whether or not any shares of Series B Preferred Stock are then outstanding)) to be tested at the end of each fiscal quarter to be not less than 0.90:1.00 for the four fiscal quarter period ending September 30, 2017, 0.95:1.00 for the four fiscal quarter period ending December 31, 2017 and 1.00:1.00 for each four fiscal quarter period ending thereafter.

Affirmative and Negative Covenants	The affirmative and negative covenants shall be substantially similar to those affirmative and negative covenants contained in the Existing Credit Facility, with such other changes as may be reasonably requested by the Investor.

Events of Default	Events of default shall be substantially similar to those events of default contained in the Existing Credit Facility, with such other changes as may be reasonably requested by the Investor.

Expenses	Expenses of holders to be reimbursed by the Company, subject to a cap to be agreed.

Assignments	The First Lien Notes may be assigned separately from the Preferred Shares, Common Shares and Warrants. Any assignments of the First Lien Notes to any person other than any affiliate will be subject to the same transfer restrictions applicable to shares of Preferred Stock and the Company shall receive notice of any transfer.